

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 5, 2016

<u>Via Email</u>
Mr. Mark DeVita
Chief Financial Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL. 60123

> **Re: Heritage-Crystal Clean, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 17, 2015**
> **File No. 1-33987**

Dear Mr. DeVita:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Accounting Branch Chief
                    Office of Manufacturing and
                    Construction